CONSENT OF QUALIFIED PERSON

PURSUANT TO SECTION 8.3 OF NATIONAL INSTRUMENT 43-101

May 21, 2012

TO:	ATNA RESOURCES
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
NOVA SCOTIA SECURITIES COMMISSION
TORONTO STOCK EXCHANGE

Dear Sirs/Mesdames:

Re:	Atna Resources Ltd. (the “Company”)

I, Alan C. Noble of Ore Reserves Engineering at 12254 Applewood Knolls Drive, Lakewood, Colorado 80215 USA, consent to the public filing of the technical report prepared for the Company, dated effective March 26 2012, entitled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the Company’s news release and material change report dated May 21, 2012 (the “Disclosure Documents”).

I also confirm that I have read the Disclosure Documents and that they fairly and accurately represent the information in the Technical Report that supports the disclosure.

Yours truly,

Signature of Expert

/S/ Alan C. Noble
Alan C. Noble, P.E.

CONSENT OF QUALIFIED PERSON

PURSUANT TO SECTION 8.3 OF NATIONAL INSTRUMENT 43-101

May 21, 2012

TO:	ATNA RESOURCES
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
NOVA SCOTIA SECURITIES COMMISSION
TORONTO STOCK EXCHANGE

Dear Sirs/Mesdames:

Re:	Atna Resources Ltd. (the “Company”)

I, Michael J. Read, of Chlumsky, Armbrust & Meyer LLC, at 12600 West Colfax Avenue, Suite A-140 Lakewood, Colorado 80215 USA, consent to the public filing of the technical report prepared for the Company, dated effective March 26, 2012, entitled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the Company’s news release and material change report dated May 21, 2012 (the “Disclosure Documents”).

I also confirm that I have read the Disclosure Documents and that they fairly and accurately represent the information in the Technical Report that supports the disclosure.

Yours truly,

Signature of Expert

/S/ Michael J. Read
Michael J. Read, Reg. Mem. SME

CONSENT OF QUALIFIED PERSON

PURSUANT TO SECTION 8.3 OF NATIONAL INSTRUMENT 43-101

May 21, 2012

TO:	ATNA RESOURCES
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
NOVA SCOTIA SECURITIES COMMISSION
TORONTO STOCK EXCHANGE

Dear Sirs/Mesdames:

Re:	Atna Resources Ltd. (the “Company”)

I, William R. Stanley, Vice President Exploration for the Company, at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 USA, consent to the public filing of the technical report prepared for the Company, dated effective March 26, 2012, entitled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the Company’s news release and material change report dated May 21, 2012 (the “Disclosure Documents”).

I also confirm that I have read the Disclosure Documents and that they fairly and accurately represent the information in the Technical Report that supports the disclosure.

Yours truly,

Signature of Expert

/S/ William R. Stanley
William R. Stanley, Reg. Mem. SME

CONSENT OF QUALIFIED PERSON

PURSUANT TO SECTION 8.3 OF NATIONAL INSTRUMENT 43-101

May 21, 2012

TO:	ATNA RESOURCES
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
NOVA SCOTIA SECURITIES COMMISSION
TORONTO STOCK EXCHANGE

Dear Sirs/Mesdames:

Re:	Atna Resources Ltd. (the “Company”)

I, Douglas E. Stewart, Vice President and Chief Operating Officer for the Company, at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 USA, consent to the public filing of the technical report prepared for the Company, dated effective March 26, 2012, entitled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in the Company’s news release and material change report dated May 21, 2012 (the “Disclosure Documents”).

I also confirm that I have read the Disclosure Documents and that they fairly and accurately represent the information in the Technical Report that supports the disclosure.

Yours truly,

Signature of Expert

/S/ Douglas E. Stewart
Douglas E. Stewart, P.E. and Reg. Mem. SME